3/11

03013470

S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

BB 3/4

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-52557

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

North Woodward Financial Corporation

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

690 East Maple, Suite 175
(No. and Street)

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. D.C. 165 SECTION

Birmingham (City) Michigan (State) 48009-6353 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas A. Troszak (248) 258-6575
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Long, Russell D.

(ADDRESS) Number and Street	City	State	Zip Code
P.O. Box 1475	Birmingham	MI	48009

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, Douglas A. Troszak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Woodward Financial, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Douglas A. Troszak Acct. #12925008

DORETTE K. FRONTERA
Notary Public, Oakland County, MI
My Commission Expires 01/26/2007

DORETTE K. FRONTERA NOTARY PUBLIC OAKLAND COUNTY

2-27-2003

Dorette K Frontera
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH WOODWARD FINANCIAL CORPORATION

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2002

North Woodward Financial Corporation

Table of Contents

Russell D. Long, CPA, PC

P.O. Box 1475
Birmingham, Michigan 48012-1475

Direct: (248) 909-0250
Fax: (248) 594-0264
E-mail: rlong@okeefac.com

To the Director and Stockholder of
North Woodward Financial Corporation
Birmingham, Michigan

We have audited the accompanying balance sheet of North Woodward Financial Corporation as of December 31, 2002, and the related statement of operations, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An Audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of North Woodward Financial Corporation, as of December 31, 2002, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Russell D. Long, CPA, PC

Birmingham, Michigan
February 27, 2003

North Woodward Financial Corporation
Statement of Assets, Liabilities and Stockholders Equity
For the years ended December 31, 2002 and 2001

	2002	2001
ASSETS		
Current Assets		
Cash - Operating	$ 823	$ 39
Cash - Clearing Deposit	25,000	25,000
Accounts Receivable	5,407	2,797
Total Current Assets:	$ 31,230	$ 27,836
Property and Equipment		
Equipment	$ 5,600	$ 5,595
Leasehold Improvements	2,434	1,242
Total Property and Equipment	$ 8,034	$ 6,837
Other Asset: Security Deposit		1,000
TOTAL ASSETS	**$ 39,264**	**$ 35,673**
LIABILITIES AND EQUITY		
Current Liabilities	$ 6,000	$ 4,000
Stockholder's Equity	33,264	31,673
TOTAL LIABILITIES AND EQUITY	**$ 39,264**	**$ 35,673**

See accountant's report and notes to financial statements.

North Woodward Financial Corporation
Statement of Income
For the periods ended December 31, 2002 and 2001

	2002	2001
Revenue		
Revenue - FiServ	$ 53,785	$ 43,185
Revenue - Mutual Funds	9,794	6,789
Revenue - Insurance	12,130	
Revenue - Leased Employee	1,393	
Revenue - Miscellaneous	2,898	139
Total Revenue	**$ 80,000**	**$ 50,113**
Cost of Revenue:		
Cost of Revenue-Commissions	$ 35,539	$ 2,502
Cost of Revenue-Labor	8,565	20,950
Cost of Revenue-Communications	6,618	1,937
Cost of Revenue-Insurance	2,600	4,206
Cost of Revenue-Professional Fees	2,629	8,157
Cost of Revenue-Transportation	2,447	159
Cost of Revenue-NASD Regulation	750	7,554
Cost of Revenue-Software & Devlmt	3,939	1,867
Total Cost of Revenue	$ 63,087	$ 47,332
Operations Expense:		
License, Dues, Subscriptions	340	2,759
Bank Charges, Office Supplies	638	220
Postage, Delivery, Printing	383	19
Rent and Utilities	8,173	2,995
Employee Benefits	470	3,822
Depreciation & Amortization	3,297	
Miscellanous	3,990	774
Total Operations Expense	$ 17,291	$ 10,589
Net Income/(Loss)	**$(378)**	**$(7,808)**

See accountant's report and notes to financial statements.

North Woodward Financial Corporation
Statement of Retained Earnings
for the year ended December 31, 2002

Retained earnings, Beginning of year	$	31,673
Net income	(	378)
Cash Distributions		1,969
Retained earnings, End of year	$	33,264

See accountant's report and notes to financial statements.

North Woodward Financial Corporation
Statement of Cash Flow
for the year ended December 31, 2002

Cash flows from operating activities:	
Net Income	$(378)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in accounts receivable	(2,610)
(Increase) decrease in other assets	(197)
Increase (decrease) in accounts payable	2,000
Total adjustments	(807)
Net cash provided (used) by operating activities	(1,185)
Cash flows from investing activities:	
Cash payments for the purchase of property	1,969
Net cash provided (used) by investing activities	1,969
Net increase (decrease) in cash and equivalents	784
Cash and equivalents, beginning	25,039
Cash and equivalents, ending	$ 25,823

See accountant's report and notes to financial statements.

North Woodward Financial Corporation
Statement of Net Capital
as of December 31, 2002

Net Worth	$	39,264
Less: Liabilities	(	6,000)
Total Ownership Equity	$	33,264
Less: Non-Allowable Assets	(	8,034)
NET CAPITAL	$	25,230
Net Capital Requirement		5,000
Net Capital in excess of requirement	**$**	**20,230**

North Woodward Financial Corporation
Notes to Financial Statements
(See accountant's report)

Summary of Significant Accounting Policies:

The summary of significant accounting policies of North Woodward Financial Corporation (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These policies conform to generally accepted accounting principles.

Nature of Business:

The Company's primary business activity is the trading of securities as a broker-dealer.

Related Business Entities:

The Company is related to other business entities through common ownership. These financial statements do not include any other related business entities that are under common ownership.

Methods of Accounting:

Assets, liabilities, revenue and expenses are recognized on the accrual method of accounting for financial statement presentation and an income tax method (cash basis) for the State of Michigan and for United States federal income tax purposes.

Computation of Net Capital:

No material differences exist between prior (12-31-01) and current (12-31-02) net capital.

Russell D. Long, CPA, PC

P.O. Box 1475
Birmingham, Michigan 48012-1475

Direct: (248) 909-0250
Fax: (248) 594-0264
E-mail: rlong@okeefac.com

NASD Regulation
175 W. Jackson Boulevard
Suite 900
Chicago IL 60604

RE: Firm CRD No. 104097

The scope of the audit and review of the accounting system, the internal control and procedures for safeguarding securities was sufficient to provide reasonable assurance that any material inadequacies existing at the date of examination in,

A) the accounting system
B) the internal controls
C) procedures for safeguarding securities

would be disclosed.

My review of the accounting system, the internal controls and procedures for safeguarding securities, for the period since the prior examination date, revealed no material inadequacies.

Russell D. Long CPA P.C.

Birmingham, Michigan
February 27, 2003